UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 3
INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES
1. Name and Address of Reporting Person
   The B.F.Goodrich, Company
   4020 Kinross Lakes Parkway
   Richfield, OH  44286-9368
2. Date of Event Requiring Statement (Month/Day/Year)
   11/22/98
3. IRS or Social Security Number of Reporting Person (Voluntary)
   34-0252680
4. Issuer Name and Ticker or Trading Symbol
   Coltec Industries Inc
   COT
5. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director (X) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

6. If Amendment, Date of Original (Month/Day/Year)

7. Individual or Joint/Group Filing (Check Applicable Line)
   ( ) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Beneficially Owned                                                                           |
___________________________________________________________________________________________________________________________________|
1. Title of Security                       |2. Amount of          |3. Ownership    |4. Nature of Indirect                          |
                                           |   Securities         |   Form:        |   Beneficial Ownership                        |
                                           |   Beneficially       |   Direct(D) or |                                               |
                                           |   Owned              |   Indirect(I)  |                                               |
___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Beneficially Owned                                                                             |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative   |2.Date Exer-       |3.Title and Amount     |         |4. Conver-|5. Owner-    |6. Nature of Indirect      |
  Security              |  cisable and      |  of Underlying        |         |sion or   |ship         |   Beneficial Ownership    |
                        |  Expiration       |  Securities           |         |exercise  |Form of      |                           |
                        |  Date(Month/      |-----------------------|---------|price of  |Deriv-       |                           |
                        |  Day/Year)        |                       |Amount   |deri-     |ative        |                           |
                        | Date    | Expira- |                       |or       |vative    |Security:    |                           |
                        | Exer-   | tion    |         Title         |Number of|Security  |Direct(D) or |                           |
                        | cisable | Date    |                       |Shares   |          |Indirect(I)  |                           |
___________________________________________________________________________________________________________________________________|
Option to Purchase Commo|(1)      |(2)      |Common Stock           |12,550,63|$20.125   |D            |                           |
n Stock                 |         |         |                       |8 (3)    |          |             |                           |
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___________________________________________________________________________________________________________________________________|

Explanation of Responses:
(1) Upon a "Trigger Event" specified in the stock option agreement, dated as of November 22, 1998 (the "Option
Agreement"), between the Reporting Person and the Issuer (filed as Exhibit 99.3 to the Reporting Person's Report on Form 8-K dated November 24, 1998, which Exhibit is incorporated herein by reference).
(2) Upon the occurrence of certain events specified in the Option Agreement and described in the Reporting
Person's Schedule 13D filed under the Securities Exchange Act of 1934, as amended, dated December 2, 1998.
(3) Beneficial ownership of 12,550,638 shares of Common Stock reported is being so reported solely as a result of the Option Agreement. The option granted pursuant to the Option Agreement has not yet become exercisable.
Because such option will not become exercisable unless and until certain specified events occur, the Reporting
Person expressly disclaims beneficial ownership of all such shares, and this report shall not be deemed as admission that the Reporting Person is the beneficial owner of the reported securities for purposes of Section 16 or for any other purpose.
SIGNATURE OF REPORTING PERSON
Nicholas J. Calise, Secretary
DATE
December 2, 1998